FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September 2020

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Announcement of decision on a basic plan for a merger (simple merger/short-form merger) with a wholly-owned subsidiary

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: September 24, 2020	By:	/s/ Christopher O'Reilly
Christopher O'Reilly Global Head of Investor Relations

News Release

Announcement of decision on a basic plan for a merger (simple merger/short-form merger)
with a wholly-owned subsidiary

Osaka, Japan, September 24, 2020 --- Takeda Pharmaceutical Company Limited (Head Office: Chuo-ku, Osaka; (TSE:4502/NYSE:TAK), “Takeda”) decided today on a basic plan for the implementation of an absorption-type merger (the “Merger”) of Takeda Pharmaceutical Real Estate Company, which is Takeda’s wholly-owned subsidiary. This decision is in line with Takeda’s strategy of simplifying its legal entity ownership structure and establishing an agile operating model.

Please note that, because the Merger falls under the category of absorption-type merger (simple merger/short-form merger), with the disappearing company being Takeda’s wholly-owned subsidiary, this release is made in a simplified format.

Note

1.    Purpose of the Merger
Takeda has been promoting a company-wide legal entity rationalization to simplify its legal entity ownership structure, as well as to establish a simplified and agile operating model. As part of this, Takeda has made the decision on a basic plan to integrate Takeda Pharmaceutical Real Estate Company through the Merger to minimize complexity in Japan facility management and establish simplified and agile facility management operating model.

2.    Outline of the Merger
(i)    Merger schedule
The date of Takeda’s governance meeting decision on a basic plan for the Merger:
                                                              September 24, 2020
The scheduled date of the decision on the Merger by the director delegated by the board of directors’ meeting:                                 November 2020
The scheduled date of execution of the absorption-type merger agreement:    December 2020
The scheduled effective date of the Merger:                      April 1, 2021

(ii)    Method of the Merger
The Merger will be conducted as an absorption-type merger, with the surviving company being Takeda, and the disappearing company being Takeda Pharmaceutical Real Estate Company. Note that, for Takeda, the Merger falls under a simple merger as prescribed under Article 796, paragraph (2) of the Companies Act; and, for the disappearing company, a short-form merger as prescribed under Article 784, paragraph (1) of the Companies Act. Therefore, none of the above will go through a meeting of shareholders for approval of the absorption-type merger agreement.

(iii)    Allotment upon the Merger
Since the Merger is an absorption-type merger with Takeda’s wholly-owned subsidiary, no issuance of new shares or allotment of monies or other properties will be conducted upon the Merger.

(iv)    Handling of the disappearing company’s share options and bonds with share options
Not applicable.

3.    Overview of the Parties of the Merger

	Surviving company (As of March 31, 2020)	Disappearing company (As of March 31, 2020)
(1) Name	Takeda Pharmaceutical Company Limited	Takeda Pharmaceutical Real Estate Company
(2) Address	1-1, Doshomachi 4-chome, Chuo-ku, Osaka-shi, Osaka, Japan	1-1, Nihonbashi-Honcho 2-chome, Chuo-ku, Tokyo, Japan
(3) Title and name of the representative person	Representative Director, President & CEO: Christophe Weber	President & Representative Director: Yasuhisa Yamamoto
(4) Business description	Research & development, manufacturing, sales and marketing of pharmaceutical drugs	Selling and buying, management, leasing, etc. of real estate
(5) Capital amount	1,668,123 million yen	100 million yen
(6) Date of foundation/ incorporation	January 29, 1925	June 26, 2006
(7) Number of outstanding shares	1,576,373,908 shares	20,000 shares
(8) Fiscal year end	March 31	March 31
(9) Major shareholders and their shareholding percentage
•The Master Trust Bank of Japan, Ltd. (Trust account) 7.98%
•The Bank Of New York Mellon as Depositary Bank for Depositary Receipt Holders 5.39%
•Japan Trustee Services Bank, Ltd. (Trust account) 5.15%
•JP Morgan Chase Bank 385632 3.03%
•Nippon Life Insurance Company 2.24%
Takeda 100%
(10) Result of operations and financial conditions for the immediately preceding fiscal year	March 2020 (Consolidated, IFRS)	March 2020 (Non-consolidated, JGAAP)
Equity attributable to owners of the parent company / Net Assets	4,723,483 million yen	48,394 million yen
Total assets	12,821,094 million yen	55,268 million yen

Equity per share /Net assets per share	3,032.22 yen	2,419,706 yen
Total revenue	3,291,188 million yen	－
Operating profit (loss)	100,408 million yen	799 million yen
Profit (loss) before tax	(60,754) million yen	1,202 million yen
Net profit attributable to owners of the parent company / Net profit (loss)	44,241 million yen	(1,014) million yen
Basic earnings per share / Net profit (loss) per share	28.41 yen	(50,679.48) yen

4.    Status after the Merger
There is no change in the name, address, title and name of the representative person, business description, capital amount, and fiscal year end of Takeda after the Merger.

5.    Business Outlook
Since the Merger is a merger with Takeda’s consolidated subsidiary, the financial impact on the consolidated earnings is expected to be minimal.

About Takeda Pharmaceutical Company Limited
Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to bringing Better Health and a Brighter Future to patients by translating science into highly-innovative medicines. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Diseases, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people's lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries.　For more information, visit https://www.takeda.com.

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.

Investor Relations:	Media Contacts:
Christopher O’Reilly takeda.ir.contact@takeda.com +81 (0) 3-3278-2306	Kazumi Kobayashi kazumi.kobayashi@takeda.com +81 (0) 3-3278-2095

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